January 22, 2008

To:	Edward M. Kelly, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Commercial E-Waste Management, Inc.
Amendment No. 1 to Form SB-2
Filed November 7, 2007
File No.: 333-147193

Dear Mr. Kelly:

The following are the company's responses and revisions to its filing pursuant to your letter dated December 3, 2007:

Registration Statement's Facing Page

1.

Disclosure states that Commercial E-Waste Management's SIC code number is 9511.  Since our EDGAR system's records indicate that Commercial E-Waste Management's SIC code number is 4950, please revise or advise.

SIC Code Number 4950 refers to "Sanitary Services."  Originally, the Registrant does not deem itself to be engaged in the business of providing services pertaining or "relating to health or the protection of health," as the term "sanitary" is defined by the American Heritage Dictionary.  However, in light of SIC Code Number 9511 referring to Public Administration of "Air, Water & Solid Waste Management," the Registrant has amended the registration statement, accordingly.

The Company, page 1

2.

Disclosure that Commercial E-Waste Management contracted four independent, commission-based salespersons is inconsistent with disclosure on page 19 that Commercial E-Waste Management has two sales persons that work on a commission only basis.  Please reconcile the disclosures.

Page 3 of the registration statement has been amended to read "Contracted four commission-based salespersons" instead of "Contracted four independent, commission-based salespersons."

Page 19, "Number of total employees and number of full-time employees," has been amended, as follows:

We are currently in the development stage.  During the development stage, we plan to rely heavily upon the services of Brenda Pfeifer, our President and sole director, and Eugene Pfeifer, our Secretary and Treasurer, to set up our business operations.  Both Mr. and Mrs. Pfeifer currently work for us on a full-time basis.  There are no other full- or part-time employees.  We believe that our operations are currently on a small scale that is manageable by these individuals.  We currently have a total of four sales persons, two of whom are our officers and directors, which work for us on a commission-only basis, and are therefore not considered employees.

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

Selling Security Holders, page 10

3.

For a selling securityholder such a The Chesapeake Group, Inc. and XCL Partners, Inc. that is a legal entity, disclose the natural person or persons who exercise the sole or shared voting and dispositive powers for the shares offered by that selling securityholder.

The registration statement has been amended, accordingly.

4.

Disclose any family relationship between or among selling securityholders.  For example, refer to Laura K. Cannon and Guy R. Cannon and Gregory T. Smock, Rita D. Smock, and Jeffrey C. Smock.

The registration statement has been amended, accordingly.

5.

Consider adding disclosure that the term selling securityholders includes the selling securityholders and their transferees, pledgees, donees, or their successors.

The registration statement has been amended on the cover page to provide, in part, the following disclosure: "…Selling Stockholders and their transferees, pledges, donees or their successors (collectively referred to hereinafter as the ‘Selling Stockholders')."  Additionally, the registration statement has been amended throughout to capitalize the term Selling Stockholders.

6.

State that Commercial E-Waste Management will file a prospectus supplement to name successors to any named selling securityholders who are able to use the prospectus to resell the securities.

The registration statement has been amended, accordingly.

Description of Securities, page 14

7.

Disclosure in the third paragraph states that all shares subject to this offering "when issued, will be fully paid for and non-assessable."  Since the shares subject to this resale offering are already issued and outstanding, please change the words "when issued" to "when sold."

The registration statement has been amended, accordingly.

Interest of Named Experts and Counsel, page 16

8.

Please revise your disclosure to state that Weaver & Martin, LLC audited your financial statements as of June 30, 2007 and for the period January 25, 2007 (inception) to June 30, 2007, as noted from its report.

The registration statement has been amended, accordingly.

Business of Issuer, page 17

9.

Clarify whether Commercial E-Waste Management is dependent on one or a few major customers.  See Item 101(b)(6) of Regulation S-B.

The Registrant has had 107 customers, to date, none of which individually account for a significant portion of the Registrant's revenue.  Additionally, the Registrant has not received significant recurring revenues from, nor has any long-term or guaranteed term contracts in place with, any customers.  Thus, the Registrant does not believe it is dependent upon one or a few major customers.

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

10.

Clarify in what geographic area Commercial E-Waste Management operates its core business, the collection of E-Waste.

The registration statement has been amended on page 17 under the heading "Business of the Issuer," sub-heading "Principal Products and Services and Principal Markets."

Industry Background and Competition, page 17

11.

Explain the meaning of the abbreviations, "PCs" and "CRT".

The registration statement has been amended, accordingly.

Number of total employees and number of full time employees, page 19; Employees, page 20

12.

Disclosures that both Ms. Brenda Pfeifer and Mr. Eugene Pfeifer work for Commercial E-Waste Management on a full time basis is inconsistent with disclosure on page 1 and elsewhere that Ms. Pfeifer works on a full time basis and Mr. Pfeifer works on a part time basis.  Please reconcile the disclosures.

The registration statement has been amended to clarify that both Mr. and Mrs. Pfeifer work for the Company on a full-time basis.

Interest Expense, page 20

13.

Disclosure states that Commercial E-Waste Management secured bridge loam financing on February 2, 2007.  Advise what consideration Commercial E-Waste Management has given to filing the loan as an exhibit to the registration statement.  See Item 601(b)(10) of Regulation S-B.

The bridge loan agreement has been provided as Exhibit 10(c) to the amended registration statement.

Description of Property, page 21

14.

Disclosure states that Commercial E-Waste Management uses office space under a 36 month term lease that expires in February 2010.  Advise what consideration Commercial E-Waste Management has given to filing the lease as an exhibit to the registration statement.  See Item 601(b)(10) of Regulation S-B.

The Registrant has amended the disclosure to note that an addendum to the lease agreement was executed on August 22, 2007.  The entire lease agreement and addendum have subsequently been filed as Exhibits 10(a) and 10(b), respectively, to the amended registration statement.

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

Employment Contracts and Officers' Compensation, page 23

15.

Disclosure that Commercial E-Waste Management has not paid compensation to its sole officer, director, and employee is inconsistent with disclosure in the summary compensation table and elsewhere that Commercial E-Waste Management issued 10 million shares of common stock valued at $10,000 to Ms. Brenda Pfeifer in exchange for services related to developmental activities.  Additionally, the disclosure that Commercial E-Waste Management has a sole officer, director, and employee is inconsistent with disclosure on page 1 and elsewhere that both Ms. Brenda Pfeifer and Mr. Eugene Pfeifer are officers and employees of Commercial E-Waste Management and Ms. Brenda Pfeifer is the sole director of Commercial E-Waste Management.  Please reconcile the disclosures.

The registration statement has been amended to remove reference to the Registrant not having paid its officers, employees and sole director.

The registration statement has further been revised to clarify the fact that there exist a sole director and more than one officer and employee.

Financial Statements, page 24

16.

Please provide updated financial statements for the period ended September 30, 2007 in compliance with Item 310(g) of Regulation S-B.

The registration statement has been amended to provide updated financial statements for the period ended September 30, 2007.

Report of Independent Registered Public Accounting Firm, Page 26

17.

Please request Weaver & Martin, LLC to revise its report to state, if true, that your statement of stockholders' equity for the period January 25, 2007 (Inception) to June 30, 2007 is in conformity with accounting principles generally accepted in the United States if America.  Refer to Article 2-02(c) of Regulation S-X for guidance.

Weaver & Martin, LLC has revised its report, accordingly.

Note 2 - Accounting policies and procedures, page 31

18.

Please include your policy for accounting for accounts receivable and assessing any allowance for doubtful accounts.

Note 2 has been amended read, as follows:

Accounts receivable are stated at the amount the Company expects to collect from outstanding balances and do not bear interest.  The Company provides for probable uncollectible amounts through an allowance for doubtful accounts, if an allowance is deemed necessary.  The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable, however, changes in circumstances relating to accounts receivable may result in a requirement for additional allowances in the future.  On a periodic basis, management evaluates its accounts receivable and determines the requirement for an allowance for doubtful accounts based on its assessment of the current and collectible status of individual accounts with past due balances over 90 days.  Account balances are charged against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote.  Management considers accounts receivable at June 30, 2007 to be collectible in full and, accordingly, an allowance for doubtful accounts is not considered necessary.

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

Revenue recognition, page 31

19.

We note that you have generated revenues to date through (a) the collection of  E-Waste and (b) the sale of recycled, refurbished, and remarketed E-Waste assets to third parties.  Please revise your disclosure to state your policy for recognizing revenue for each of these sources so that it is evident from your disclosure that your policies comply with SAB Topic 13.  Please note that once you begin generating revenues from the sale of equipment to third party recycling companies, you will need to state your policy for recognizing such revenues as well.

Note 2 has been amended read, as follows:

The Company's revenues are generated from the fees the Company charges for waste collection and transfer and from the sale of remarketed electronic waste assets to third parties.  The fees charged for services or products are generally defined in service or purchase agreements and vary based on contract-specific terms, such as frequency of service, weight and/or volume and the general market factors influencing rates.  The Company generally recognizes revenue as services are performed or products are sold.  For example, revenue typically is recognized as waste is collected or the product is ordered from the Company.  If the customer agreement does not have specific delivery or customer acceptance terms, revenue is recognized at the time of shipment of the product to the customer.

Management periodically reviews all product returns and evaluates the need for establishing either a reserve for product returns or a product warranty liability. As of June 30, 2007, management has concluded that neither a reserve for product returns nor a warranty liability is required.

Undertakings, page 39

20.

Include the Rule 430C undertaking as required by Item 512(f)(2) of Regulation S-B.

The registration statement has been amended, accordingly.

Exhibit Index

21.

Include an exhibit index immediately before the exhibits as required by Item 102(d) of Regulation S-T.

The registration statement has been amended, accordingly.

Exhibits

22.

The exhibits to the registration statement are mistagged on the EDGAR system.  Specifically:

•

Both exhibits 3(a) and 3(b) are mistagged as exhibit 3.

•

Exhibit 23(b) is mistagged as exhibit 23.

The exhibits' tags should conform to the numbers assigned to the exhibits in response to Item 27 of Form SB-2.  Refer to the EDGAR Filer Manual for instructions, and revise.  If you require technical assistance, you may contact the EDGAR operations staff at the number listed in the manual.

The Registrant has consulted with its Edgar filer and the Commission's concerns have been addressed.

United States Securities and Exchange Commission

Re: Commercial E-Waste Management, Inc.

January 22, 2008

23.

Disclosure in the financial statements' Note 3 states that if additional capital is required, Commercial E- Waste Management's president has agreed to provide funds as a loan over the next 12 month period. See Item 601(b)(10) of Regulation S-B, and file the agreement as an exhibit to the registration statement.

The Registrant's Secretary and Treasurer has provided $9,000 as a loan to the Registrant, which agreement has been provided as Exhibit 10(d) to the amended registration statement.

There exists no other formal written agreement between the Registrant and its officers, sole director or any other party to provide additional financing to the Registrant.  Therefore, no such agreement is filed as an exhibit to the registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact the undersigned at (651) 454-2600.

Sincerely,

/s/ Brenda Pfeifer

Brenda Pfeifer

President

Attachments:

Form SB-2 amendment 1, marked